UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 Intraware, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46118M103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Wynne
                         ComVest Venture Partners, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 17, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                 (Page 1 of 13)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 46118M103                                           Page 2 of 13 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Venture Partners, LP (13-4124841)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,738,824
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,738,824
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,738,824
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 46118M103                                           Page 3 of 13 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Management, LLC (06-1588640)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,738,842
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,738,842
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,738,842
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 46118M103                                           Page 4 of 13 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        291,988
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,007,020
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               291,988
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,007,020
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,299,008
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 46118M103                                           Page 5 of 13 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,408,689
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,408,689
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,408,689
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 13 pages


Item 1. Security and Issuer.

      This statement relates to the Common Stock, par value $.0001 per share ("Common Stock") of Intraware, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 25 Orinda Way, Orinda, California 94563.

Item 2. Identity and Background.

      This statement is filed jointly by ComVest Venture Partners, LP ("ComVest") a limited partnership organized under the laws of Delaware whose principal business is investing in securities, ComVest Management, LLC ("ComVest Management"), a limited liability company organized under the laws of Delaware whose principal business is investing in securities, Michael S. Falk ("Falk") and Robert Priddy ("Priddy"). ComVest, ComVest Management, Falk and Priddy are the "Reporting Persons."

      ComVest Management is the general partner of ComVest. The managers of ComVest Management are Travis L. Provow ("Provow"), Falk and Keith Rosenbloom ("Rosenbloom"), and ComVest Management is wholly-owned by Commonwealth Associates Management Company, Inc. ("CAMC"), a corporation organized under the laws of New York, of which Falk is chairman and principal stockholder. CAMC is also the general partner of Commonwealth Associates, L.P. ("Commonwealth"), a limited partnership organized under the laws of New York. Mr. Priddy is the Chairman and principal member of RMC Capital, LLC, a limited liability company organized under the laws of Georgia whose principal business is investing in securities.

      All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than Priddy, is 830 Third Avenue, New York, New York 10022. The business address for Priddy is 3291 Buffalo Drive, Suite 8, Las Vegas, Nevada 89129.

      During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On April 2, 2001, in a private placement (the "April Placement") the Issuer sold units at a price of $100,000 per unit. Each unit consisted of 10,000 shares of Series B Convertible Preferred Stock ("Preferred Stock") and warrants to purchase 20,000 shares of Common Stock, initially at an exercise price of $1.125 per share (the "April Placement Warrants"). Each share of Preferred Stock was initially convertible into 10 shares of Common Stock at the holder's option, based on a conversion price of $1.00 per share of Common Stock. Both the Preferred Stock and April Placement Warrants contained anti-dilution protection requiring adjustment to the exercise and conversion prices, respectively, in the event of any sale by the Issuer of Common Stock below such prices. The August Placement (described below) resulted in such an adjustment so that the exercise and conversion prices of the April Placement Warrants and Preferred Stock were

                                                              Page 7 of 13 pages


reduced to $.934 and $.83 per share, respectively. In August 2001, the Issuer exchanged all of its outstanding shares of Preferred Stock for shares of Series B-1 Convertible Preferred Stock (the "B-1 Preferred Stock). The terms of the B-1 Preferred Stock are substantially similar to the Preferred Stock other than a prohibition against the Issuer's incurrence of debt that was eliminated by the exchange of the Preferred Stock for the B-1 Preferred Stock. Commonwealth acted as placement agent to the Issuer in connection with the April Placement pursuant to an Agency Agreement with the Issuer dated as of April 2, 2001 (the "April Agency Agreement").

      ComVest and Priddy invested $2,000,000 and $1,000,000 respectively in the April Placement. The source of the funds for the purchase by ComVest was its working capital, and the source of the funds for the purchase by Priddy was his personal funds.

      On May 10, 2001, in connection with his appointment as a director of the Issuer, Falk was issued options ("Directors Options") to purchase 15,000 shares of Common Stock at a price of $1.0625 per share, and on October 16, 2001, in connection with his appointment as a director of the Issuer, Provow was issued Directors Options to purchase 15,000 shares of Common Stock at a price of $.73 per share.

      On November 6, 2001, ComVest converted 16,612 shares of the B-1 Preferred Stock into 200,008 shares of Common Stock.

      On August 31, 2001, in a private placement (the "August Placement") the Issuer sold units at a price of $100,000 per unit. Each unit consisted of $100,000 principal amount of 8% senior secured promissory notes of the Issuer, and five-year warrants (the "August Placement Warrants") to purchase 100,000 shares of Common Stock at an exercise price of $.01 per share. Commonwealth acted as placement agent to the Issuer in connection with the August Placement pursuant to an Agency Agreement with the Issuer dated as of August 31, 2001 (the "August Agency Agreement").

      As compensation for services rendered to the Issuer in connection with the August Placement, Commonwealth was issued warrants to purchase 700,000 shares of Common Stock at a price of $.01 per share (the "Agents Warrants"). On November 12, 2001 and November 27, 2001, Commonwealth exercised all of the Agents Warrants pursuant to the cashless exercise feature thereof and was issued an aggregate of 690,925 shares of Common Stock, of which it distributed 485,819 shares to certain of its employees and affiliates, including ComVest (296,111 shares), Falk (68,106 shares), Provow (29,611 shares) and Rosenbloom (7,896 shares).

      ComVest, Priddy and Provow invested $3,000,000, $1,500,000 and $25,000, respectively, in the August Placement. The source of the funds for the purchase by ComVest was its working capital, and the sources of the funds for the purchases by Priddy and Provow were their respective personal funds.

      On November 12, 2001 and November 27, 2001, ComVest exercised all of the August Placement Warrants it purchased in the August Placement pursuant to the cashless exercise feature thereof and was issued an aggregate of 2,961,106 shares of Common Stock.

      On November 13, 2001 and November 27, 2001, Priddy exercised all of the August Placement Warrants he purchased in the August Placement pursuant to the cashless exercise feature thereof and was issued an aggregate 1,481,254 shares of Common Stock.

                                                              Page 8 of 13 pages


      On November 13, 2001 and November 27, 2001, Provow exercised all of the August Placement Warrants he purchased in the August Placement pursuant to the cashless exercise feature thereof and was issued an aggregate 24,688 shares of Common Stock.

      On December 12, 2001, Priddy converted 16,500 shares B-1 Preferred Stock into 198,660 shares of Common Stock, on December 20, 2001, Priddy converted 41,529 shares of B-1 Preferred Stock into 500,008 shares of Common Stock, and on January 10, 2002, Priddy converted 41,971 shares of B-1 Preferred Stock into 505,330 shares of Common Stock.

      On January 30, 2002, ComVest distributed all of its 183,388 shares of B-1 Preferred Stock to its partners, including 17,349 shares to Falk, 31,099 shares to Priddy, 5,135 shares to Rosenbloom and 5,240 shares to Commonwealth.

Item 4. Purpose of Transaction.

      The Agents Warrants were acquired as compensation for services rendered to the Issuer, solely for investment purposes and not for the purpose of acquiring control of the Issuer. The Preferred Stock, B-1 Preferred Stock, April Placement Warrants, August Placement Warrants and Common Stock were acquired to make a profitable investment and not for the purpose of acquiring control of the Issuer.

      The April Agency Agreement provided that upon the closing of the April Placement, the Issuer would have seven directors, one of which would be designated by Commonwealth on behalf of the holders of the Preferred Stock. Pursuant to this provision, Michael Falk was appointed as a director of the Issuer on April 2, 2001.

      The August Agency Agreement provided that upon the closing of the August Placement, the Issuer shall have appointed either Lee Provow or Harold Blue to the Issuer's board of directors as an additional designee of Commonwealth. Pursuant to this provision, Harold Blue was appointed as a director of the Issuer on August 31, 2001. On October 16, 2001, Harold Blue resigned as a director of the Issuer and Provow was appointed a director, on behalf of Commonwealth, as his replacement.

      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) ComVest may be deemed to be the beneficial owner of an aggregate of 3,738,842 shares of Common Stock, representing approximately 9.3% of the issued and outstanding shares of Common Stock of the Issuer, of which 481,599 shares are issuable upon exercise of April Placement Warrants.

      ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 3,738,842 shares of Common Stock, representing approximately 9.3% of

                                                              Page 9 of 13 pages


the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

      Mr. Falk may be deemed to be the beneficial owner of an aggregate of 4,299,008 shares of Common Stock, representing approximately 10.7% of the issued and outstanding shares of Common Stock of the Issuer, as follows. Mr Falk may be deemed to beneficially own the 3,738,824 shares of Common Stock beneficially owned by ComVest, as well as 268,196 shares of Common Stock owned by Commonwealth (of which 63,090 shares are issuable upon conversion of B-1 Preferred Stock). In his capacity as Chairman and controlling equity owner of CAMC, which is the general partner of, and owner of all the interests in, ComVest Management (the general partner of ComVest), Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities. In addition, Mr. Falk holds 68,106 shares of Common Stock (distributed to him by Commonwealth), Directors Options, which are exercisable for 15,000 shares of Common Stock, and shares of B-1 Preferred Stock (distributed to him by ComVest) which are convertible into 208,882 shares of Common Stock.

      Priddy may be deemed to be the beneficial owner of an aggregate of 2,408,689 shares of Common Stock, representing approximately 6.0% of the issued and outstanding shares of Common Stock of the Issuer, of which 374,432 shares are issuable upon the conversion of B-1 Preferred Stock, and 240,800 shares are issuable upon exercise of April Placement Warrants.

      Provow may be deemed to be the beneficial owner of an aggregate of 69,299 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, of which 15,000 shares are issuable upon exercise of a Directors Option.

      Rosenbloom may be deemed to be the beneficial owner of 69,722 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, of which 61,826 shares are issuable upon conversion of B-1 Preferred Stock.

      (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

      Name                                        Number of Shares
      ----                                        ----------------
      Michael Falk                                    291,988
      Robert Priddy                                 2,408,689
      Travis Provow                                    69,299
      Keith Rosenbloom                                 69,722

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

      (i) Commonwealth, CAMC and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 268,196 shares of Common Stock beneficially held by Commonwealth.

                                                             Page 10 of 13 pages


      (ii) ComVest, ComVest Management and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 3,738,824 shares of Common Stock beneficially held by ComVest.

      (c) The Reporting Persons engaged in the following transaction in the past 60 days:

            (1) As described more fully in Item 3 above, ComVest distributed 183,388 shares of the B-1 Preferred Stock (convertible into 2,207,989 shares of Common Stock) to its partners on January 30, 2002.

            (2) As described more fully in Item 3 above, Priddy converted an aggregate of 100,000 shares of B-1 Preferred Stock into 1,208,998 shares of Common Stock in December 2001 and January 2002.

            In addition, Priddy effected the following open market sales in the past 60 days:

                                        Shares                      Price Per
              Date                       Sold                         Share
              ----                       ----                         -----
            12/17/01                    120,000                      $1.2946
            12/18/01                    115,008                      $1.2851
            01/24/02                     48,330                      $2.0006
            01/25/02                     77,000                      $2.00
            01/28/02                     34,000                      $2.00
            01/30/02                     10,000                      $2.00
            01/31/02                     23,797                      $2.0069

Priddy also made the following open market sales not previously reported on
Schedule 13D: 250,000 shares on December 11, 2001 at a price per share of $1.2736, and 15,000 shares on December 12, 2001 at a price per share of $1.25.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described more fully in Item 4 above, Commonwealth and the Issuer entered into the April Agency Agreement and the August Agency Agreement, which require certain persons to be elected to the Issuer's board of directors.

Item 7. Material to be Filed as Exhibits.

      1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.
      2.    April Agency Agreement.
      3.    August Agency Agreement.

                                                             Page 11 of 13 pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002                ComVest Venture Partners, LP

                                          By: ComVest Management, LLC, its
                                          general partner

                                          By: /s/ Michael S. Falk
                                              ----------------------------------
                                          Name: Michael S. Falk
                                          Title: Manager


Dated: February 14, 2002               ComVest Management, LLC

                                        By: /s/ Michael S. Falk
                                            ------------------------------------
                                                Name: Michael S. Falk
                                                Title: Manager

Dated: February 14, 2002                /s/ Michael S. Falk
                                        ----------------------------------------
                                            Michael S. Falk

Dated: February 14, 2002                /s/ Robert Priddy
                                        ----------------------------------------
                                            Robert Priddy

                                                             Page 12 of 13 pages


                                  EXHIBIT INDEX

1.    Joint Filing Agreement

2. April Agency Agreement (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 13, 2001).

3. August Agency Agreement (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2001).

                                                             Page 13 of 13 pages


                             JOINT FILING AGREEMENT

      The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Intraware, Inc., and hereby affirm that this Amendment No. 1 to Schedule 13D is being filed on behalf of each of the undersigned.

Dated: February 14, 2002                ComVest Venture Partners, LP

                                        By: ComVest Management, LLC, its general
                                        partner

                                        By: /s/ Michael S. Falk
                                            ------------------------------------
                                        Name: Michael S. Falk
                                        Title: Manager


Dated: February 14, 2002                ComVest Management, LLC

                                        By: /s/ Michael S. Falk
                                           ------------------------------------
                                        Name: Michael S. Falk
                                        Title: Manager

Dated: February 14, 2002                /s/ Robert Priddy
                                        ----------------------------------------
                                        Robert Priddy